SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No.     )*

Boulevard Acquisition Corp. II

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

10157Q102

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10157Q102		13G

1.	Names of Reporting Persons Boulevard Acquisition Sponsor II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 8,926,248

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 8,926,248

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,926,248*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 19.3%*

12.	Type of Reporting Person (See Instructions) OO

*  The securities are held directly by Boulevard Acquisition Sponsor II, LLC and indirectly by Marc Lasry, Sonia E. Gardner and Stephen S. Trevor, who are the managing members of Boulevard Acquisition Sponsor II, LLC. Each of Mr. Lasry, Ms. Gardner and Mr. Trevor disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.

CUSIP No. 10157Q102		13G

1.	Names of Reporting Persons Marc Lasry

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 8,926,248

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 8,926,248

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,926,248*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 19.3%*

12.	Type of Reporting Person (See Instructions) IN

*  The securities are held directly by Boulevard Acquisition Sponsor II, LLC and indirectly by Marc Lasry, Sonia E. Gardner and Stephen S. Trevor, who are the managing members of Boulevard Acquisition Sponsor II, LLC. Each of Mr. Lasry, Ms. Gardner and Mr. Trevor disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.

CUSIP No. 10157Q102		13G

1.	Names of Reporting Persons Sonia E. Gardner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 8,926,248

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 8,926,248

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,926,248*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 19.3%*

12.	Type of Reporting Person (See Instructions) IN

*  The securities are held directly by Boulevard Acquisition Sponsor II, LLC and indirectly by Marc Lasry, Sonia E. Gardner and Stephen S. Trevor, who are the managing members of Boulevard Acquisition Sponsor II, LLC. Each of Mr. Lasry, Ms. Gardner and Mr. Trevor disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.

CUSIP No. 10157Q102		13G

1.	Names of Reporting Persons Stephen S. Trevor

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 8,926,248

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 8,926,248

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,926,248*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 19.3%*

12.	Type of Reporting Person (See Instructions) IN

*  The securities are held directly by Boulevard Acquisition Sponsor II, LLC and indirectly by Marc Lasry, Sonia E. Gardner and Stephen S. Trevor, who are the managing members of Boulevard Acquisition Sponsor II, LLC. Each of Mr. Lasry, Ms. Gardner and Mr. Trevor disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.

CUSIP No. 10157Q102	13G

Item 1(a).	Name of Issuer: Boulevard Acquisition Corp. II (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 399 Park Avenue, 6th Floor, New York, NY 10022

Item 2(a).

Name of Person Filing:
This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)            Boulevard Acquisition Sponsor II, LLC

(ii)           Marc Lasry

(iii)          Sonia E. Gardner

(iv)          Stephen S. Trevor

Item 2(b).	Address of Principal Business Office or, if none, Residence: The principal business address of each of the Reporting Persons is 399 Park Avenue, 6th Floor, New York, NY 10022.
Item 2(c).	Citizenship: Boulevard Acquisition Sponsor II, LLC is a Delaware limited liability company and each of Mr. Lasry, Ms. Gardner and Mr. Trevor are citizens of the United States of America.
Item 2(d).	Title of Class of Securities: Class A common stock, par value $0.0001 per share (the “Class A common stock”).*

*Class A common stock is the class of common stock of the Issuer registered pursuant to the Securities Exchange Act of 1934, as amended. The Reporting Persons own shares of Class B common stock of the Issuer, par value $0.0001 per share (the “Class B common stock”). The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment as described below.  In the event that additional shares of Class A common stock, or equity-linked securities, are issued or issued or deemed issued in excess of the amounts offered pursuant to the final prospectus dated September 21, 2015 (the “Final Prospectus”) and related to the closing of the business combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis,  20% of the total number of all shares of common stock outstanding upon the completion of the Issuer’s initial public offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the business combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in the business combination or pursuant to certain private

CUSIP No. 10157Q102			13G

placement warrants issued to Boulevard Acquisition Sponsor II, LLC, as set forth in the Issuer’s registration statement on Form S-1 (File No. 333-206077) (the “Registration Statement”).
Item 2(e).		CUSIP Number: 10157Q102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________
Not Applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Disclosure for each Reporting Person:
	(a)	Amount beneficially owned: 8,926,248 shares

CUSIP No. 10157Q102	13G

(b) Percent of class: 19.3%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 8,926,248 shares
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 8,926,248 shares

Boulevard Acquisition Sponsor II, LLC owns an aggregate of 8,926,248 shares of the Issuer’s Class B common stock, representing 19.3% of the total common stock issued and outstanding as of December 31, 2015, based on an aggregate of 46,250,000 shares of Class A common stock and Class B common stock outstanding as of December 31, 2015. The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of the Issuer's initial business combination on a one-for-one basis, subject to adjustment as described below. In the event that additional shares of Class A common stock, or equity-linked securities, are issued or issued or deemed issued in excess of the amounts offered pursuant to the Final Prospectus and related to the closing of the business combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis,  20% of the total number of all shares of common stock outstanding upon the completion of the Issuer’s initial public offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the business combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in the business combination or pursuant to certain private placement warrants issued to Boulevard Acquisition Sponsor II, LLC, as set forth in the Registration Statement.  The shares of Class B common stock are held directly by Boulevard Acquisition Sponsor II, LLC and indirectly by Marc Lasry, Sonia E. Gardner and Stephen S. Trevor, who are the managing members of Boulevard Acquisition Sponsor II, LLC. Each of Mr. Lasry, Ms. Gardner and Mr. Trevor disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
See Exhibit 1.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

CUSIP No. 10157Q102	13G

Item 10.	Certifications.
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016

BOULEVARD ACQUISITION SPONSOR II, LLC

By:	/s/ Stephen S. Trevor
	Name:	Stephen S. Trevor
	Title:	Managing Member

/s/ Marc Lasry
	Name:	Marc Lasry

/s/ Sonia E. Gardner
	Name:	Sonia E. Gardner

/s/ Stephen S. Trevor
	Name:	Stephen S. Trevor

Exhibit 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning her, him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that she, he or it knows or has reason to believe that such information is inaccurate.

BOULEVARD ACQUISITION SPONSOR II, LLC

By:	/s/ Stephen S. Trevor
	Name:	Stephen S. Trevor
	Title:	Managing Member

/s/ Marc Lasry
	Name:	Marc Lasry

/s/ Sonia E. Gardner
	Name:	Sonia E. Gardner

/s/ Stephen S. Trevor
	Name:	Stephen S. Trevor